News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

5 December 2002

Reed Elsevier Appoints Chief Executive Officer for its Global Education Business

Reed Elsevier Group plc today announced that it has appointed Pat Tierney to the new role of chief executive officer of its global education publishing division. Mr Tierney will join the company at the start of January 2003 and will be based at Reed Elsevier's US corporate headquarters in New York. He will be a main board director reporting to Crispin Davis, Reed Elsevier's chief executive officer.

Mr Tierney joins Reed Elsevier from The Thomson Corporation where he has worked since 1997, most recently as chief executive officer of Thomson Financial. Prior to joining The Thomson Corporation, Mr Tierney held senior management positions at Knight-Ridder Inc., TRW and Caterpillar.

As chief executive officer of Reed Elsevier's global education division, Mr Tierney will be responsible for the US schools publishing and testing businesses, the UK education business, and our international schools publishing business.

In making the announcement, Mr Davis said: ''I am delighted to welcome Pat to Reed Elsevier. He has a very strong track record as a business manager and great experience in the professional publishing sector. He brings us an impressive skill set which will have a major impact on developing our global education business.''

Mr Tierney commented: ''This is a great opportunity. Reed Elsevier's education business is a global leader in the sector with an excellent reputation for producing outstanding products for teachers and students. I am looking forward to the challenge of working with a set of great businesses.''